Exhibit 99.1

TuanChe Announces Unaudited Third Quarter 2021 Financial Results

BEIJING, Jan. 13, 2022 /PRNewswire/ -- TuanChe Limited ("TuanChe," "Company," "we" or "our") (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Key Third Quarter 2021 Financial and Operating Metrics

●	Net revenues decreased by 38.9% to RMB61.1 million (US$9.5 million) from RMB100.0 million in the same period of 2020.

●	Gross profit decreased by 35.1% to RMB46.8 million (US7.3 million) from RMB72.1 million in the same period of 2020.

●	Quarterly number of auto shows organized across China decreased by 57.2% to 65 in 55 cities from 152 in 107 cities in the same period of 2020.

●	Quarterly number of automobile sale transactions facilitated decreased by 68.3% to 15,512 from 48,995 in the same period of 2020. Quarterly gross merchandise volume of new automobiles sold decreased by 68.6% to RMB2.2 billion (US$0.3 billion) from RMB7.0 billion in the same period of 2020.

●	Sales operations covering 125 cities as of September 30, 2021, compared to 125 cities as of June 30, 2021 and 129 cities as of September 30, 2020.

First Nine Months 2021 Financial and Operating Metrics Compared with Prior Year Period

●	Net revenues increased by 66.9% to RMB274.4 million (US$42.6 million) from RMB164.5 million in the same period of 2020.

●	Gross profit increased by 72.8% to RMB208.7 million (US$32.4 million) from RMB120.8 million in the same period of 2020.

●	The number of auto shows organized during the first nine months of 2021 increased by 56.6% to 343 in 127 cities from 219 auto shows in 133 cities across China in the same period of 2020.

●	The number of automobile sales transactions facilitated during the first nine months of 2021 increased by 12.3% to 79,699 from 70,956 in the same period of 2020, and the gross merchandise volume of new automobiles sold during the first nine months of 2021 increased by 12.0% to RMB11.2 billion (US$1.7 billion) from RMB10.0 billion in the same period of 2020.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, "In the third quarter, we persevered against a challenging macro environment with COVID-19 flare-ups and a global chip supply shortage that constrained auto production. While our revenue declined by 38.9% year-over-year to RMB61.1 million, primarily due to cancellations of certain offline auto shows in response to small-scale multi-location outbreak of COVID-19, we forged ahead with our online initiatives, streamlined our cost base and narrowed our net loss attributable to the Company's shareholders by 10.7% year over year.

Following our announcement on January 5, 2022 to expand the Company's strategic focus to electric vehicle manufacturing, we continued open discussions with potential strategic partners and are on track to identify candidates with highly complementary strengths that will allow the creation of substantial synergistic value. As consumers are increasingly receptive of electric vehicles, underpinned by favorable policies, accelerated establishment of infrastructure and technology advancements in the EV industry, we believe that our innovative business model, vast customer base, strong customer insights, and our leading auto sales network, coupled with the top tier design, R&D and manufacturing team we are building as well as the in-depth cooperation with potential strategic partners, will provide important stability and foundation for success."

Mr. Chenxi Yu, Deputy Chief Financial Officer of TuanChe, added, "Our third quarter results were in line with our expectations given the weakening auto market and the impact from the pandemic, with net revenues of RMB61.1 million. To navigate the challenges in the third quarter, we remained squarely focused on cost management, cutting our net loss attributable to the Company's shareholders to RMB36.8 million from RMB41.2 million in the same period of 2020. We are excited at our decision to enter into electric vehicle manufacturing and are ready to charter a new path forward while continuing to pursue innovation, and positioning the Company to capitalize on future consumer demand."

Recent Business Developments

●	COVID-19 Impact

As the COVID-19 pandemic is largely under control in China, the Company has gradually resumed offline operations in some cities since the end of May 2020, with the pace of recovery subject to the ongoing development of the COVID-19 pandemic and the relevant government guidance. Sporadic COVID-19 cases in China continue to generate uncertainties in the Company's business, resulting in the cancellation of some offline auto shows and further impact the financial conditions and cash flow of the Company. Furthermore, as the business operations of industry customers have also been disrupted by the COVID-19 pandemic, the Company continues to experience delays in collecting account receivables from these customers. See "Business Outlook" for the Company's current and preliminary views on the impact of COVID-19 on the auto market and operational conditions for the fourth quarter. The Company also continues to closely monitor both the development of the pandemic and regulatory responses and restrictions as well as the impact on the Company's business, results of operations, financial condition and cash flows. Moreover, the Company has implemented and will continue to implement measures to adjust the pace of business operations and conserve resources and may resort to other cost cutting measures for cash flow management.

Unaudited Third Quarter 2021 Financial Results

Net Revenues

Net revenues in the third quarter of 2021 decreased by 38.9% to RMB61.1 million (US$9.5 million) from RMB100.0 million in the same period of prior year, primarily due to a 59.3% year-over-year decrease in revenues generated from offline marketing services to RMB34.5 million (US$5.4 million) from RMB84.6 million in the same period of prior year.

●	Offline marketing services. Net revenues generated from auto shows decreased by 59.9% to RMB33.1 million (US$5.1 million) in the third quarter of 2021 from RMB82.6 million in the same period of prior year, and net revenues generated from special promotion events decreased by 33.1% to RMB1.3 million (US$0.2 million) in the third quarter of 2021 from RMB2.0 million in the same period of prior year. The decrease in revenues from offline marketing services was primarily due to cancellations of certain offline auto shows and special promotion events in response to small-scale outbreak of COVID-19 in multiple locations.

●	Virtual dealership, online marketing services and others. Net revenues generated from virtual dealership, online marketing services and others increased by 72.6% to RMB26.6 million (US$4.1 million) in the third quarter of 2021 from RMB15.4 million in the same period of prior year, primarily due to the continuous expansion of our collaboration with Webank.

Gross Profit

Gross profit decreased by 35.1% to RMB46.8 million (US$7.3 million) in the third quarter of 2021 from RMB72.1 million in the same period of prior year. Gross margin was 76.6% in the third quarter of 2021 compared to 72.1% in the same period of prior year, primarily attributable to the change in revenue mix.

Total Operating Expenses and Loss from Operations

Total operating expenses decreased by 25.0% to RMB86.1 million (US$13.4 million) in the third quarter of 2021 from RMB114.7 million in the same period of prior year.

●	Selling and marketing expenses decreased by 34.6% to RMB59.9 million (US$9.3 million) in the third quarter of 2021 from RMB91.6 million in the same period of prior year, primarily due to decrease in promotion expenses and staff compensation expenses as a result of decreased volume of offline events.

●	General and administrative expenses increased by 6.5% to RMB17.0 million (US$2.6 million) in the third quarter of 2021 from RMB15.9 million in the same period of prior year, primarily due to an increase in the allowance for other receivables.

●	Research and development expenses increased by 28.2% to RMB9.2 million (US$1.4 million) in the third quarter of 2021 from RMB7.1 million in the same period of prior year, primarily due to higher staff compensation expenses for research and development personnel.

As a result of the foregoing, loss from operations decreased by 7.9% to RMB39.3 million (US$6.1 million) in the third quarter of 2021 from RMB42.6 million in the same period of prior year.

Net loss attributable to the Company's Shareholders and Non-GAAP Measures

Net loss attributable to the Company's shareholders in the third quarter of 2021 decreased by 10.7% to RMB36.8 million (US$5.7 million) from RMB41.2 million in the same period of prior year. Basic and diluted loss per ordinary share were both RMB0.12 (US$0.02) in the third quarter of 2021 compared with RMB0.13 in the same period of prior year.

Adjusted net loss attributable to the Company's shareholders in the third quarter of 2021 decreased by 10.0% to RMB34.4 million (US$5.3 million) from RMB38.3 million in the same period of prior year. Adjusted basic and diluted net loss per ordinary share were both RMB0.11 (US$0.02) in the third quarter of 2021 compared with RMB0.13 in the same period of prior year. (1)

Adjusted EBITDA was a loss of RMB33.5 million (US$5.2 million) in the third quarter of 2021 compared with a loss of RMB37.0 million in the same period of prior year. (1)

(1) For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net loss attributable to the Company's shareholders, adjusted net loss per ordinary share and adjusted EBITDA, please refer to "Use of Non-GAAP Financial Measures" and "Reconciliation of Non-GAAP and GAAP Results."

Balance Sheet and Cash Flow

As of September 30, 2021, the Company had RMB100.2 million (US$15.6 million) cash and cash equivalents and RMB34.1 million (US$5.3 million) restricted cash. Net cash used in operating activities in the third quarter of 2021 was RMB12.7 million (US$1.97 million) compared with net cash used in operating activities of RMB6.9 million in the same period of prior year.

Unaudited First Nine Months 2021 Financial Results

Net Revenues

Net revenues in the first nine months of 2021 increased by 66.9% to RMB274.4 million (US$42.6 million) from RMB164.5 million in the same period of prior year, primarily due to a 55.0% year-over-year increase in revenue generated from offline marketing services to RMB194.5 million (US$30.2 million) from RMB125.5 million in the same period of prior year. The increase was mainly attributable to the effective containment of the COVID-19 pandemic in the first nine months of 2021, although the small-scale outbreak of COVID-19 in multiple locations occurred in 2021Q3 has led some local governments to tighten restrictions on large offline events.

●	Offline marketing services. Revenues generated from auto shows in the first nine months of 2021 increased by 57.2% to RMB191.3 million (US$29.7 million) from RMB121.7 million in the same period of prior year, primarily due to the resumption of offline business activities as a result of the alleviation of the COVID-19 pandemic.

●	Virtual dealership, online marketing services and others. Revenue generated from virtual dealership, online marketing services and others increased by 104.8% to RMB79.9 million (US$12.4 million) in the first nine months of 2021 from RMB39.0 million in the same period of prior year, primarily due to our continuous expansion of online marketing services, including deeper collaboration with Webank.

Gross Profit

Gross profit in the first nine months of 2021 increased by 72.8% to RMB208.7 million (US$32.4 million) from RMB120.8 million in the same period of prior year. Gross margin increased to 76.1% in the first nine months of 2021 from 73.5% in the same period of prior year.

Total Operating Expenses and Loss from Operations

Total operating expenses in the first nine months of 2021 increased by 4.2% to RMB275.2 million (US$42.7 million) from RMB264.2 million in the same period of prior year.

●	Selling and marketing expenses in the first nine months of 2021 increased by 16.7% to RMB200.7 million (US$31.2 million) from RMB171.9 million in the same period of prior year, primarily due to increases in promotion expenses and staff compensation expenses as a result of increased volume of offline events.

●	General and administrative expenses in the first nine months of 2021 decreased by 30.2% to RMB47.6 million (US$7.4 million) from RMB68.3 million in the same period of prior year, primarily due to a decrease in general and administrative staff compensation expenses and the allowance for doubtful accounts, which were attributable to the optimization of the company's compensation structure under the impact of COVID-19, part of the share-based compensation has been fully amortized and the strengthening of accounts receivable management.

●	Research and development expenses in the first nine months of 2021 increased by 11.8% to RMB26.9 million (US$4.2 million) from RMB24.0 million in the same period of prior year, primarily due to higher staff compensation expenses for research and development personnel.

Loss from operations decreased by 53.6% to RMB66.5 million (US$10.3 million) in the first nine months of 2021 from RMB143.4 million in the same period of prior year.

Net loss attributable to the Company's Shareholders and Non-GAAP Measures

Net loss attributable to the Company's shareholders in the first nine months of 2021 decreased by 56.9% to RMB59.4 million (US$9.2 million) from RMB137.7 million in the same period of prior year. Basic and diluted loss per ordinary share were both RMB0.19 (US$0.03) in the first nine months of 2021 compared to RMB0.45 in the same period of prior year.

Adjusted net loss attributable to the Company's shareholders decreased by 59.0% to RMB50.4 million (US$7.8 million) in the first nine months of 2021 from an adjusted net loss of RMB122.9 million in the same period of prior year. Adjusted basic and diluted loss per ordinary share were both RMB0.16 (US$0.03) in the first nine months of 2021 compared to RMB0.40 in the same period of prior year. (1)

Adjusted EBITDA was a loss of RMB45.3 million (US$7.0 million) in the first nine months of 2021 compared to a loss of RMB119.8 million in the same period of prior year.(1)

Business Outlook

For the fourth quarter of 2021, the Company expects net revenues to range from approximately RMB70.0 million to RMB80.0 million, representing an approximate year-over-year decrease of 57.8% to 51.7%. This is primarily attributable to the estimated decline in the expected number of offline events to be held in the fourth quarter of 2021 (including auto shows and special promotion events) due to the COVID-19 pandemic as well as the impact of the global chip supply shortage on the auto industry.

This forecast reflects the Company's current and preliminary views on the market and operational conditions as well as the influence of the COVID-19 pandemic, which are subject to change.

Conference Call Information

TuanChe's management will hold a conference call on Thursday, January 13, 2022, at 8:00 A.M. Eastern Time or 9:00 P.M. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
US Toll Free:	+1-888-346-8982
Mainland China:	400-120-1203
Hong Kong, China:	800-905-945

The replay will be accessible through January 20, 2022, by dialing the following numbers:

International:	+1-412-317-0088
US Toll Free:	+1-877-344-7529
Access Code:	4921048

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.tuanche.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2021, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans and development, business outlook, as well as the length and severity of the COVID-19 pandemic and its impact on the Company's business and industry, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited condensed consolidated quarterly financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net loss attributable to the Company's shareholders, adjusted net loss per ordinary share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company's management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company's peer companies.

The Company defines adjusted net loss as net loss excluding the impact of share-based compensation expenses, change of guarantee liability and impairment of long-term investment. The Company defines adjusted net loss per ordinary share as adjusted net loss divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net loss excluding the impact of depreciation and amortization, interest income net, share-based compensation expenses, change of guarantee liability and impairment of long-term investment. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's operating results. These non-GAAP financial measures are adjusted for the impact of items that the Company does not consider indicative of the operational performance of the Company's business, and should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of the Company's operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company's operations. Interest income or expenses, depreciation and amortization, share-based compensation expenses, change of guarantee liability and impairment of long-term investment have been and may continue to be incurred in the Company's business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com

Yang Song
Tel: +86 (10) 6508-0677
Email: tuanche@tpg-ir.com

TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of
	December 31, 2020	September 30, 2021
	RMB Audited	RMB Unaudited	US$ Unaudited
ASSETS
Current assets:
Cash and cash equivalents	109,916	100,193	15,550
Restricted cash	29,829	34,086	5,290
Time deposits	45,674	-	-
Accounts receivable, net	66,126	52,599	8,163
Prepayment and other current assets, net	59,856	59,532	9,239
Total current assets	311,401	246,410	38,242
Non–current assets:
Property, equipment and software, net	5,708	4,241	658
Identifiable intangible assets from acquisition	21,821	18,760	2,912
Operating lease right-of-use assets, net	10,801	6,559	1,018
Long-term investments	8,949	4,702	730
Goodwill	115,414	115,414	17,912
Other non-current assets	313	313	49
Total non–current assets	163,006	149,989	23,279
Total assets	474,407	396,399	61,521
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	21,794	31,305	4,858
Advances from customers	21,466	17,512	2,718
Salary and welfare benefits payable	57,996	34,643	5,377
Short-term borrowings	-	7,000	1,086
Other taxes payable	22,992	22,457	3,485
Current portion of deferred revenue	4,054	5,284	820
Short-term operating lease liabilities	5,911	3,049	473
Guarantee liabilities	387	2,800	435
Other current liabilities	41,564	30,387	4,717
Total current liabilities	176,164	154,437	23,969
Non–current liabilities:
Non-current portion of deferred revenue	185	461	72
Deferred tax liability	5,451	4,677	726
Long-term operating lease liabilities	4,048	1,879	292
Other non–current liabilities	1,498	1,104	171
Total non-current liabilities	11,182	8,121	1,261
Total liabilities	187,346	162,558	25,230
Shareholders' equity:
Class A ordinary shares	181	181	28
Class B ordinary shares	35	35	5
Treasury stock	(45,886)	(45,886)	(7,121)
Additional paid-in capital	1,221,339	1,230,243	190,931
Accumulated deficit	(881,700)	(941,062)	(146,051)
Accumulated other comprehensive loss	(5,805)	(8,567)	(1,330)
Total equity attributable to equity shareholders of the Company	288,164	234,944	36,462
Non-controlling interests	(1,103)	(1,103)	(171)
Total shareholders' equity	287,061	233,841	36,291
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	474,407	396,399	61,521

TUANCHE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amount in thousands, except share and per share data)

	For the three months ended September 30,
	2020	2021
	RMB	RMB	US$
Net revenues
Offline Marketing Services:
Auto shows	82,616	33,144	5,144
Special promotion events	1,988	1,329	206
Virtual dealership, online marketing services and others	15,425	26,623	4,132
Total net revenues	100,029	61,096	9,482
Cost of revenues	(27,926)	(14,293)	(2,218)
Gross profit	72,103	46,803	7,264
Operating expenses:
Selling and marketing expenses	(91,628)	(59,916)	(9,299)
General and administrative expenses	(15,944)	(16,986)	(2,636)
Research and development expenses	(7,145)	(9,158)	(1,421)
Total operating expenses	(114,717)	(86,060)	(13,356)
Loss from operations	(42,614)	(39,257)	(6,092)
Other expenses, net:
Interest income, net	540	582	90
Exchange (loss)/gain	(323)	26	4
Gain/(loss) from an equity method investment	287	(178)	(28)
Others, net	670	1,803	279
Loss before income taxes	(41,440)	(37,024)	(5,747)
Income tax expense	258	258	40
Net loss	(41,182)	(36,766)	(5,707)
Net loss attributable to TuanChe Limited's shareholders	(41,182)	(36,766)	(5,707)
Net loss attributable to the Non-controlling interests	-	-	-
Net loss	(41,182)	(36,766)	(5,707)
Other comprehensive loss:
Foreign currency translation adjustments	(3,776)	(1,888)	(293)
Total other comprehensive loss	(3,776)	(1,888)	(293)
Total comprehensive loss	(44,958)	(38,654)	(6,000)
Comprehensive loss attributable to:
TuanChe Limited's shareholders	(44,958)	(38,654)	(6,000)
Non-controlling interests	-	-	-
Net loss per share
Basic and diluted	(0.13)	(0.12)	(0.02)
Weighted average number of ordinary shares
Basic and diluted	305,552,839	307,608,043	307,608,043

TUANCHE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amount in thousands, except share and per share data)

	For the nine months ended September 30,
	2020	2021
	RMB	RMB	US$
Net revenues
Offline Marketing Services:
Auto shows	121,677	191,273	29,685
Special promotion events	3,775	3,240	503
Virtual dealership, online marketing services and others	39,016	79,910	12,402
Total net revenues	164,468	274,423	42,590
Cost of revenues	(43,642)	(65,683)	(10,194)
Gross profit	120,826	208,740	32,396
Operating expenses:
Selling and marketing expenses	(171,942)	(200,726)	(31,152)
General and administrative expenses	(68,267)	(47,629)	(7,392)
Research and development expenses	(24,033)	(26,880)	(4,172)
Total operating expenses	(264,242)	(275,235)	(42,716)
Loss from operations	(143,416)	(66,495)	(10,320)
Other expenses, net:
Interest income, net	1,991	1,078	167
Exchange gain	267	272	42
Gain/(loss) from an equity method investment	339	(398)	(62)
Impairment of a long-term investment	-	(700)	(109)
Others, net	2,256	6,107	949
Loss before income taxes	(138,563)	(60,136)	(9,333)
Income tax expense	774	774	120
Net loss	(137,789)	(59,362)	(9,213)
Net loss attributable to TuanChe Limited's shareholders	(137,667)	(59,362)	(9,213)
Net loss attributable to the Non-controlling interests	(122)	-	-

Net loss	(137,789)	(59,362)	(9,213)
Other comprehensive loss:
Foreign currency translation adjustments	(2,900)	(2,762)	(429)
Total other comprehensive loss	(2,900)	(2,762)	(429)
Total comprehensive loss	(140,689)	(62,124)	(9,642)
Comprehensive loss attributable to:
TuanChe Limited's shareholders	(140,567)	(62,124)	(9,642)
Non-controlling interests	(122)	-	-
Net loss per share
Basic and diluted	(0.45)	(0.19)	(0.03)
Weighted average number of ordinary shares
Basic and diluted	304,004,138	306,465,616	306,465,616

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the three months ended September 30,
	2020	2021
	RMB	RMB	US$
Net loss	(41,182)	(36,766)	(5,707)
Add:
Depreciation and amortization	1,788	1,488	231
Subtract:
Interest income, net	540	582	90
EBITDA	(39,934)	(35,860)	(5,566)
Add:
Share-based compensation expenses	2,918	2,334	362
Adjusted EBITDA	(37,016)	(33,526)	(5,204)

Net loss	(41,182)	(36,766)	(5,707)
Add:
Share-based compensation expenses	2,918	2,334	362
Adjusted net loss	(38,264)	(34,432)	(5,345)
Adjusted net loss attributable to TuanChe Limited's shareholders	(38,264)	(34,432)	(5,345)
Adjusted net loss attributable to the Non-controlling interests	-	-	-
Weighted average number of ordinary shares
Basic and diluted	305,552,839	307,608,043	307,608,043
Adjusted net loss per share from operations
Basic and diluted	(0.13)	(0.11)	(0.02)

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the nine months ended September 30,
	2020	2021
	RMB	RMB	US$
Net loss	(137,789)	(59,362)	(9,213)
Add:
Depreciation and amortization	5,234	6,122	950
Subtract:
Interest income, net	1,991	1,078	167
EBITDA	(134,546)	(54,318)	(8,430)
Add:
Share-based compensation expenses	14,765	6,749	1,047
Change of guarantee liability	-	1,542	239
Impairment of a long-term investment	-	700	109
Adjusted EBITDA	(119,781)	(45,327)	(7,035)

Net loss	(137,789)	(59,362)	(9,213)
Add:
Share-based compensation expenses	14,765	6,749	1,047
Change of guarantee liability	-	1,542	239
Impairment of a long-term investment	-	700	109
Adjusted net loss	(123,024)	(50,371)	(7,818)
Adjusted net loss attributable to TuanChe Limited's shareholders	(122,902)	(50,371)	(7,818)
Adjusted net loss attributable to the Non-controlling interests	(122)	-	-
Weighted average number of ordinary shares
Basic and diluted	304,004,138	306,465,616	306,465,616
Adjusted net loss per share from operations
Basic and diluted	(0.40)	(0.16)	(0.03)